Mail Stop 3561

July 9, 2009

Mr. Timothy J. Casey, Chief Executive Officer
K-Sea Transportation Partners L.P.
One Tower Center Boulevard, 17th Floor
East Brunswick, New Jersey 08816

> **Re:** **K-Sea Transportation Partners L.P.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed September 15, 2008**
> **File No. 001-31920**

Dear Mr. Casey:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief